Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ellen Ronæss, Manager, Shareholder Services, Tel.: +47 2254 4430

Date: 20 May 2005

ORK – Trade subject to notification

On 19 May 2005, in connection with its option programme, 3,333 options were exercised in Orkla shares at a strike price of NOK 130.

After exercise of options, Orkla's holding of Orkla shares is 6,286,713. A total of 1,692,777 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining 430,500 synthetic options of the cash bonus programme.